UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 11-K

☒ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended 12/31/2013

OR
☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission file number 033-36383

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013. Supplemental Schedules as of and for the Year Ended December 31, 2013, and Reports of Independent Registered Public Accounting Firm

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PICO HOLDINGS, INC.
7979 Ivanhoe Avenue, Suite 300
La Jolla, California  92037

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - 2013	2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - 2012	3

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2013	12

Form 5500 — Schedule H, line 4i

Form 5500 — Schedule H, Line 4a

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees of and Participants in the
PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust
La Jolla, CA

We have audited the accompanying statement of net assets available for benefits of PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the "Plan") as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedules of (1) assets (held at end of year) as of December 31, 2013, and (2) delinquent contributions for the year ended December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. The schedules have been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN MCCANN P.C.

San Diego, California
June 27, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees of and Participants in the
PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust
La Jolla, CA
We have audited the accompanying statement of net assets available for benefits of PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the "Plan") as of December 31, 2012. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.
/s/ DELOITTE & TOUCHE LLP
San Diego, California
July 1, 2013

PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:
Cash and cash equivalents	$35,128	$39,660
Participant-directed Investments - at fair value:
Mutual funds	11,230,119	7,723,268
Common stock - PICO Holdings, Inc.	1,282,004	1,307,433
Stable value fund	1,587,723	1,728,754
Total participant-directed investments - at fair value	14,099,846	10,759,455

Employer Contributions Receivable	811,113	599,279

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	14,946,087	11,398,394

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	(9,011)	(33,165)
NET ASSETS AVAILABLE FOR BENEFITS	$14,937,076	$11,365,229

The accompanying notes are an integral part of these financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

2013

ADDITIONS:
Contributions:
Participant contributions	$1,096,348
Rollover contributions	313,684
Employer contributions	1,253,424
Total contributions	2,663,456

Investment income:
Net appreciation in fair value of investments	1,224,769
Interest and dividends	409,888

Net investment income	1,634,657

DEDUCTIONS — Benefits paid to participants	726,266

INCREASE IN NET ASSETS	3,571,847

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	11,365,229
End of year	$14,937,076

The accompanying notes are an integral part of these financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

1. DESCRIPTION OF PLAN

The following description of the PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General - The Plan is a defined contribution 401(k) profit-sharing plan covering eligible employees as defined in the Plan Agreement of PICO Holdings, Inc. (the “Company” and “Plan Sponsor”). The Plan was adopted to provide retirement benefits to employees of the Plan Sponsor. Effective July 3, 2012, the Company designated Mid Atlantic Trust Company as the trustee of the plan ("Trustee"). The Trustee has the authority to administer and maintain the Plan assets at the direction of the Company or a participant. Mid Atlantic Trust Company is also the Plan custodian. During 2013, the Plan record-keeper was acquired and changed its name from Columbus Retirement Administrators to Findley Davies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and has been designed to be qualified for tax-exempt status by the Internal Revenue Service ("IRS").
Contributions - Each year, participants may contribute up to the maximum allowed by law of pretax annual compensation, as defined in the Plan, currently $17,500. The Plan Sponsor matches up to 5% of the elective deferral of base compensation that a participant contributes to the Plan. The Plan Sponsor's matching contribution does not begin until the first day of the quarter after an employee completes one year of service. Additional amounts which represent profit sharing, as defined in the Plan, may be contributed at the option of the Plan Sponsor. For the year ended December 31, 2013, $776,732 in additional discretionary contributions and $34,381 in employer match true-up were recorded as receivables to the plan.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, employer matching contributions, and allocations of (a) the Plan Sponsor's discretionary profit-sharing contributions and (b) Plan earnings, and debited for withdrawals as applicable. Forfeited balances of terminated participants' non vested accounts are used to reduce Plan expenses.
Investments - Upon enrollment in the Plan, a participant may direct 100% of elective deferrals, employer matching contributions, and discretionary profit-sharing amounts. A participant chooses from a number of different mutual fund options, including a common collective trust fund. In addition, participants are able to invest in the stock of the Plan Sponsor.
Vesting - Participants are immediately vested in their contributions, the employer matching contributions, plus earnings thereon. Participants become partially vested in the discretionary profit-sharing employer contributions after two years of service and fully vested after six years of service.

Vesting in the Plan Sponsor's discretionary profit-sharing contribution portion of their accounts, plus actual earnings thereon, is based on years of service in accordance with the following schedule:

Years of Service	Percentage

Less than 2	—
2	20
3	40
4	60
5	80
6 or more	100
Participant Loans - Loans to participants are not permitted under the Plan.

Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump‑sum amount equal to the value of the participant's vested interest or annual installments. If the value of the participant's account is $1,000 or less, the trustee shall distribute the entire vested account to the participant. No such amounts were payable at December 31, 2013 and 2012.
Forfeited Accounts - At December 31, 2013 and 2012, forfeited non vested accounts totaled $6,948 and zero, respectively. There were no forfeited non vested accounts used to reduce employer contributions for the year ended December 31, 2013.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and the changes in net assets during the reporting period and disclosure of contingent assets at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan utilizes various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds and Plan Sponsor common stock are valued at quoted market prices.
Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust fund, the Union Bond and Trust Company Stable Value Fund ("Stable Value Fund") which may invest in fixed-interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed-income securities. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.
The statement of changes in net assets available for benefits is prepared using the contract value basis. The contract value of the Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of investment securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment income for such investments.
Administrative Expenses - Administrative expenses of the Plan are paid by the Plan Sponsor as provided in the plan document. All investment management and transaction fees directly related to the Plan investments are paid by the Plan.
Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no participants, who elected to withdraw from the Plan, but had not yet been paid at December 31, 2013 and 2012.

3. FAIR VALUE MEASUREMENTS

The FASB accounting guidance on fair value measurements and disclosures provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The Plan's policy is to recognize significant transfers between levels at the end of the reporting period.
Asset Valuation Techniques
The Company's common stock is valued at the closing price reported on the active market on which the securities are traded on the last business day of the Plan year. The Company's common stock is categorized as Level 1.
Shares of registered investment companies are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and therefore are categorized as Level 1.
Investments in common collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common collective trust funds' underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Investments in common collective trust funds are categorized as Level 2.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2013 and 2012:

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	2013
December 31, 2013	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Common stock(1)	$1,282,004			$1,282,004
Registered investment companies:
Domestic stock funds	6,563,751			6,563,751
Balanced funds	423,691			423,691
International stock funds	1,924,296			1,924,296
Fixed income funds	2,311,205			2,311,205
Money market funds	7,176			7,176
Total registered investment companies	11,230,119			11,230,119

Stable value fund		$1,587,723		1,587,723
Total	$12,512,123	$1,587,723		$14,099,846

(1) Represents a party-in-interest to the Plan.

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	2012
December 31, 2012	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Common stock(1)	$1,307,433			$1,307,433
Registered investment companies:
Domestic stock funds	3,939,108			3,939,108
Balanced funds	154,898			154,898
International stock funds	1,196,901			1,196,901
Fixed income funds	2,432,134			2,432,134
Money market funds	227			227
Total registered investment companies	7,723,268			7,723,268

Stable value fund		$1,728,754		1,728,754
Total	$9,030,701	$1,728,754		$10,759,455

(1) Represents a party-in-interest to the Plan.

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2013 and 2012, there were no transfers between levels.

4. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated October 8, 2010, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code ("IRC") and therefore, tax-exempt. The Plan has been amended since the latest determination letter. However, the Company and Plan Sponsor believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken uncertain position that more likely than not would not be sustained upon examination by the IRS. The tax positions taken by the Plan have been analyzed and, as of December 31, 2013, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability, asset, or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2010.

5. INVESTMENTS

The Plan's individual investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2013 and 2012, are as follows:

	2013	2012

PICO Holdings, Inc., common stock(1)	$1,282,004	$1,307,433
Morley Stable Value Fund — at contract value	$1,578,712	$1,695,589
Mutual funds:
Royce Premier Investment	$1,508,198	$1,042,458
Columbia Intermediate Bond Fund Class Z	$1,256,601	$1,319,607
BlackRock Equity Dividend Fund Investor A	$1,143,797	$723,551
Vanguard Growth Index Signal	$1,134,885	$706,858

(1) Represents a party-in-interest to the Plan

During the year ended December 31, 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2013

Common stock	$162,604
Mutual funds	1,045,922
Stable Value Fund	16,243
Net appreciation in fair value of investments	$1,224,769

6. RELATED-PARTY TRANSACTIONS

Plan investments include common stock of PICO Holdings, Inc., who is also the Plan Sponsor. Mid Atlantic Trust Company is the Trustee and Findley Davies is the record-keeper. The Plan Sponsor pays administrative expenses of the Plan, which totaled approximately $6,344 in 2013.

7. STABLE VALUE FUND

The Stable Value Fund (the “Fund”) is a collective investment trust under the trusteeship of Union Bond & Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's net asset value, based upon the closing value per unit of the Fund, which is determined daily following the close of regular trading on the New York Stock Exchange. The Fund's net asset value was $24.28 and $24.03 at December 31, 2013 and 2012, respectively.

Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid.

It is the policy of the Fund to use its best efforts to maintain a stable net asset value, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Redemption Restrictions of the Fund - The Fund has redemption restrictions for participant-directed transfers to competing investment options, permitted participant withdrawals and transfers, and Plan Sponsor-directed withdrawals or liquidations.

•	Participant-directed transfers to competing investments must be held in a non-competing investment option for a minimum of 90 days before a transfer to a competing option may occur.
•
Permitted participant withdrawals and transfers are typically processed daily. However, the Fund trustee may, at its discretion in the best interest of the Fund, delay such withdrawals for no more than 30 days.

•	Plan Sponsor-directed withdrawals or liquidation require a 12 month advance written notice.

8. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2013 and 2012, the Plan held 55,474 and 66,003 shares, respectively, of PICO Holdings, Inc. common stock, the Plan Sponsor, with a cost basis of $1,140,484 and $1,343,013, respectively. During the year ended December 31, 2013, the Plan recorded no dividend income from such shares.

9. PLAN TERMINATION

Although the Company has not expressed any intention to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

SUPPLEMENTAL SCHEDULES

PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST
Employer ID Number: 94-2723335
Plan Number: 004

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	American Funds Money Market R5	Mutual Fund	**	6,948
	American Funds American Balanced Fund R6	Mutual Fund	**	423,691
	American Funds EuroPacific Growth Fund R-6	Mutual Fund	**	710,857
	American Funds Intermediate Bond Fund R-6	Mutual Fund	**	208,729
	BlackRock Equity Dividend Fund Investor A	Mutual Fund	**	1,143,797
	Cohen & Steers Realty Shares	Mutual Fund	**	305,178
	Columbia Intermediate Bond Fund Z	Mutual Fund	**	1,256,601
	DFA Emerging Markets Value Portfolio Institutional	Mutual Fund	**	264,943
	DFA US Targeted Value Portfolio Institutional	Mutual Fund	**	293,697
	Fidelity Low-Priced Stock	Mutual Fund	**	484,129
	Franklin Gold and Precious Metals A	Mutual Fund	**	113,974
	Invesco Energy Fund R5	Mutual Fund	**	177,621
	Invesco STIT Liquid Assets	Mutual Fund	**	228
	Oakmark International I	Mutual Fund	**	524,124
	Oppenheimer Commodity Strategy Total Return Y	Mutual Fund	**	25,476
	Oppenheimer Developing Markets Y	Mutual Fund	**	241,960
	Royce Premier Investment	Mutual Fund	**	1,508,198
	T. Rowe Price Health Sciences Fund	Mutual Fund	**	565,658
	Templeton Frontier Markets A	Mutual Fund	**	182,412
	Templeton Global Bond A	Mutual Fund	**	409,356
	Vanguard 500 Index Investor	Mutual Fund	**	663,145
	Vanguard Inflation-Protected Securities Investor	Mutual Fund	**	412,072
	Vanguard Growth Index Signal	Mutual Fund	**	1,134,885
	Vanguard Long-Term US Treasury Fund Investor	Mutual Fund	**	24,446
	Wintergreen Fund Investor	Mutual Fund	**	147,994
	Common Collective Trust Funds
	Morley Stable Value Fund, at fair value	Common Collective Trust Fund	**	1,578,712

	Employer securities
*	PICO Holdings, Inc. Common Stock	Company Stock	**	1,282,004

	Total Investments			$14,090,835

*	Represents a party-in-interest to the Plan.

**	Not applicable - participant-directed investment.

PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST
Employer ID Number: 94-2723335
Plan Number: 004

FORM 5500, SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

	Total That Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Participant Contributions Transferred Late to the Plan	$222

SIGNATURE

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PICO HOLDINGS, INC. EMPLOYEES
401(k) RETIREMENT PLAN AND TRUST

Date:	June 27, 2014	By:	/s/	John T. Perri
John T. Perri
Vice President and Chief Accounting Officer
(Authorized Signatory)